Exhibit 4.1

DESCRIPTION OF CAPITAL STOCK

The following information describes the common stock, par value $0.001 per share, as well as certain provisions of our amended and restated articles of incorporation (our “Articles of Incorporation”) and our amended and restated bylaws (“Bylaws”). This description is only a summary. You should also refer to our Articles of Incorporation and Bylaws, which have been filed with the SEC as exhibits to the registration statement of which this prospectus forms a part.

Authorized and Outstanding Capital Stock

Our authorized capital stock consists of 500,000,000 shares of common stock, $0.001 par value per share, and 1,000,000 shares of blank check preferred stock, $0.001 par value per share. As of March 23, 2026, we had 25,331,299 of common stock outstanding, and no shares of preferred stock outstanding.

Common Stock

Holders of our common stock are entitled to one vote for each share held of record on all matters submitted to a vote of the stockholders, and do not have cumulative voting rights. Subject to preferences that may be applicable to any outstanding shares of preferred stock, holders of common stock are entitled to receive ratably such dividends, if any, as may be declared from time to time by our Board of Directors out of funds legally available for dividend payments. All outstanding, shares of common stock are fully paid and nonassessable. The holders of common stock have no preferences or rights of cumulative voting, conversion, or pre-emptive or other subscription rights. There are no redemption or sinking fund provisions applicable to the common stock. In the event of any liquidation, dissolution or winding-up of our affairs, holders of common stock will be entitled to share ratably in any of our assets remaining after payment or provision for payment of all of our debts and obligations and after liquidation payments to holders of outstanding shares of preferred stock, if any.

Our common stock is traded on Nasdaq under the symbol “AMPG.”

The transfer agent and registrar for our common stock is VStock Transfer LLC.

Preferred Stock

The Board generally will be authorized, without further stockholder approval, to issue from time to time up to an aggregate of 1,000,000 shares of preferred stock, in one or more series. Each series of preferred stock will have the number of shares, designations, preferences, voting powers (or special, preferential or no voting powers), relative, participating, optional or other special rights and privileges and such qualifications, limitations or restrictions as is determined by the Board, which may include, among others, the right to provide that the shares of each such series may be: (i) subject to redemption at such time or times and at such price or prices; (ii) entitled to receive dividends (which may be cumulative or non-cumulative) at such rates, on such conditions, and at such times, and payable in preference to, or in such relation to, the dividends payable on any other class or classes or any other series; (iii) entitled to such rights upon the dissolution of, or upon any distribution of the assets of, the Company; (iv) convertible into, or exchangeable for, shares of any other class or classes of stock, or of any other series of the same or any other class or classes of stock of the Company at such price or prices or at such rates of exchange and with such adjustments, if any; or (v) entitled to the benefit of such limitations, if any, on the issuance of additional shares of such series or shares of any other series of preferred stock.

Our stockholders have granted the Board authority to issue the preferred stock and to determine the rights and preferences of the preferred stock in order to eliminate delays associated with a stockholder vote on specific issuances. The rights of the holders of common stock will be subordinate to the rights of holders of any preferred stock issued in the future. The issuance of preferred stock, while providing desirable flexibility in connection with possible acquisitions and other corporate purposes, could adversely affect the voting power or other rights of the holders of common stock, and could make it more difficult for a third party to acquire, or discourage a third party from attempting to acquire, a majority of our outstanding voting stock.

Series A Right and Series B Right

In October 2025, the Company commenced a rights offering (the “Rights Offering”) pursuant to which it distributed in the form of a dividend, at no charge, transferable unit subscription rights (the “Unit Subscription Rights”) entitling holders of Company’s common stock, and certain eligible warrant holders (pursuant to contractual rights) as of the record date of 5:00 p.m., Eastern time, on November 10, 2025, to purchase units (“Units”) at a subscription price of $4.00 per Unit (“Unit Subscription Price”). Each Unit consisted of one share of common stock, one Series A right to purchase one share of common stock (“Series A Right”), and one Series B right to purchase one share of common stock (“Series B Right” and, together with the Series A Right, collectively the “Series Rights”). On January 14, 2026, the Company closed on the Unit Subscription Rights (the “Closing”), which expired on January 9, 2026. The Company received approximately $9,072,816 from the exercise of the Unit Subscription Rights, which consisted of 1,247,086 basic subscriptions and 1,021,118 over-subscriptions, for an aggregate of 2,268,204 Units. Each Unit consisted of one share of common stock, one Series A Right to purchase one share of common stock and one Series B Right to purchase one share of common stock. As a result of the Closing, the Company issued 2,268,204 shares of common stock, 2,268,204 Series A Rights, and 2,268,204 Series B Rights. The Series Rights offered in the offering were substantially the same rights and entitlements as the Series A Rights and Series B Rights issued in connection with the Rights Offering, which rights are set forth in the Series A Right Certificate and Series B Right Certificate filed as Exhibits 4.2 and 4.3, respectively, to Current Report on Form 8-K filed with the SEC on October 30, 2025.

On January 26, 2026, the Company entered into a Securities Purchase Agreement (the “Purchase Agreement”) with five institutional investors (the “Purchasers”) pursuant to which we agreed to sell in a registered direct offering (the “Offering”) 2,230,000 Units (“Units”) at $4.055 per Unit, with each Unit consisting of one share of common stock, one Series A Right and one Series B Right. The common stock and the Series Rights comprising the Units were purchased as a Unit but will be issued separately. The Series A Rights and Series B Rights may be exercised commencing on their date of issuance and continuing until their expiration dates, respectively, July 18, 2026 and November 20, 2026. Upon the respective expiration dates of the Series Rights, there will be one closing for each Series Rights. The Series Rights provided the Purchasers substantially the same rights and entitlements as those Series A Rights and Series B Rights issued in connection with the units rights offering described below (the “Rights Offering”), which are set forth in the Series Certificate. The Offering closed on January 27, 2026, resulting in the issuance of 2,230,000 shares of common stock, and Series A Rights to purchase an aggregate of 2,230,000 shares of common stock at $5.00 per share, and Series B Rights to purchase an aggregate of 2,230,000 shares of common stock at $6.00 per share.

The Series Rights were exercisable commencing on their date of issuance and will continue to be exercisable until their respective expiration dates. However, the issuance of the common stock underlying the Series Rights will only occur upon each respective Series Rights’ expiration date. The exercise price of the Series Rights is equal to (i) in the case of the Series A Rights, $5.00 per share until they expire on July 18, 2026; and (ii) in the case of the Series B Rights, $6.00 per share until it expires on November 20, 2026.

As of March 23, 2026, there were 4,498,204 Series A Rights and 4,498,204 Series B issued and outstanding.

The Series A Right and Series B Right were approved for listing on NASDAQ and commenced trading under the symbols “AMPGR” and “AMPGZ”, respectively, on February 3, 2026.

Anti-Takeover Effects of Some Provisions of Nevada Law

The following provisions of the Nevada Revised Statutes (“NRS”) could, if applicable, have the effect of discouraging takeovers of our company.

Transactions with Interested Stockholders. The NRS prohibits a publicly-traded Nevada company from engaging in any business combination with an interested stockholder for a period of three years following the date that the stockholder became an interested stockholder unless, prior to that date, the Board of Directors of the corporation approved either the business combination itself or the transaction that resulted in the stockholder becoming an interested stockholder.

An “interested stockholder” is defined as any entity or person beneficially owning, directly or indirectly, 10% or more of the outstanding voting stock of the corporation and any entity or person affiliated with, controlling, or controlled by any of these entities or persons. The definition of “business combination” is sufficiently broad to cover virtually any type of transaction that would allow a potential acquirer to use the corporation’s assets to finance the acquisition or otherwise benefit its own interests rather than the interests of the corporation and its stockholders.

In addition, business combinations that are not approved and therefore take place after the three year waiting period may also be prohibited unless approved by the board of directors and stockholders or the price to be paid by the interested stockholder is equal to the highest of (i) the highest price per share paid by the interested stockholder within the 3 years immediately preceding the date of the announcement of the business combination or in the transaction in which he or she became an interested stockholder, whichever is higher; (ii) the market value per common share on the date of announcement of the business combination or the date the interested stockholder acquired the shares, whichever is higher; or (iii) if higher for the holders of preferred stock, the highest liquidation value of the preferred stock.

Acquisition of a Controlling Interest. The NRS contains provisions governing the acquisition of a “controlling interest” and provides generally that any person that acquires 20% or more of the outstanding voting shares of an “issuing corporation,” defined as Nevada corporation that has 200 or more stockholders at least 100 of whom are Nevada residents (as set forth in the corporation’s stock ledger); and does business in Nevada directly or through an affiliated corporation, may be denied voting rights with respect to the acquired shares, unless a majority of the disinterested stockholder of the corporation elects to restore such voting rights in whole or in part.

The statute focuses on the acquisition of a “controlling interest” defined as the ownership of outstanding shares sufficient, but for the control share law, to enable the acquiring person, directly or indirectly and individually or in association with others, to exercise (i) one-fifth or more, but less than one-third; (ii) one-third or more, but less than a majority; or (iii) a majority or more of the voting power of the corporation in the election of directors.

The question of whether or not to confer voting rights may only be considered once by the stockholders and once a decision is made, it cannot be revisited. In addition, unless a corporation’s articles of incorporation or bylaws provide otherwise (i) acquired voting securities are redeemable in whole or in part by the issuing corporation at the average price paid for the securities within 30 days if the acquiring person has not given a timely information statement to the issuing corporation or if the stockholders vote not to grant voting rights to the acquiring person’s securities; and (ii) if voting rights are granted to the acquiring person, then any stockholder who voted against the grant of voting rights may demand purchase from the issuing corporation, at fair value, of all or any portion of their securities.

The provisions of this section do not apply to acquisitions made pursuant to the laws of descent and distribution, the enforcement of a judgment, or the satisfaction of a security interest, or acquisitions made in connection with certain mergers or reorganizations.